SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                        Wilsons The Leather Experts Inc.
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                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    972463103
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       c/o Peninsula Capital Advisors, LLC
                404B East Main Street, Charlottesville, VA 22902
                                 (434) 297-0811
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2004
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             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   972463103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,344,655

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,344,655

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,344,655

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.   972463103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P. (f/k/a Peninsula Partners, L.P.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     18,344,655

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     18,344,655

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,344,655

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.    972463103
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is Wilsons The Leather Experts Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's offices is 7401 Boone Avenue, North Brooklyn Park, Minnesota 55428. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Peninsula Capital Advisors, LLC, a Delaware limited liability company, whose principal business address is located at 404B East Main Street, Charlottesville, VA 22902 ("PCA"). PCA is the investment manager of Peninsula Investment Partners, L.P. (f/k/a Peninsula Partners, L.P.), a Delaware limited partnership ("PIP"). Mr. R. Ted Weschler is the sole managing member of PCA and is responsible for making investment decisions with respect to PCA and PIP.

     (d) None of Mr. Weschler, PCA nor PIP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Mr. Weschler, PCA nor PIP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, PCA and PIP (the "Reporting Persons") may be deemed to beneficially own 18,344,655 Shares. The 18,344,655 Shares include 1,428,571 Shares that may be acquired upon the exercise of a Warrant to Subscribe for and Purchase Common Stock of the Issuer, which was issued to PIP on April 25, 2004 (the "First Warrant"), and 1,428,571 Shares that may be acquired upon the exercise of a Warrant to Subscribe for and Purchase Common Stock of the Issuer (the "Second Warrant"), which was issued to PIP on July 2, 2004 in connection with the closing of the transaction provided for in the Common Stock and Warrant Purchase Agreement dated as of April 25, 2004 with the Issuer (the "Stock Purchase Agreement"). The First Warrant may be exercised after April 25, 2004 and expires on April 25, 2009 and the Second Warrant may be exercised after July 2, 2004 and expires on July 2, 2009. The Shares and the warrants are held by PIP. The funds for the purchase of the Shares and the warrants by PIP came from PIP's funds totaling approximately $37.1 million.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of PIP.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of PIP. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. Further, Mr. R. Ted Weschler has been appointed by the Board of Directors of the Issuer to serve as a Class II director of the Issuer for a remaining term ending at the time of the 2007 Annual Meeting of Shareholders or until his successor is elected and qualified.

     In an effort to protect their investment and the investments made on behalf of PIP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.



--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.


     As of the date hereof, PCA and PIP may be deemed to be the beneficial owner of 18,344,655 Shares, constituting 44% of the Shares of the Issuer, based upon the 38,843,030 Shares outstanding as of July 2, 2004 (as provided by the Issuer) as increased by 2,857,142 Shares that may be acquired by PIP via warrant exercise.

     PCA and PIP have the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     PCA and PIP have the shared power to vote or direct the vote of the 18,344,655 Shares to which this filing relates.

     PCA and PIP have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     PCA and PIP have the shared power to dispose or direct the disposition of the 18,344,655 Shares to which this filing relates.

     PCA specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The date, number of shares purchased and price per share for the only transaction in the Shares during the past 60 days by PIP is set forth in Exhibit B and was effected in a private placement of the Shares pursuant to the Stock Purchase Agreement.



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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit A
         Exhibit B

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


                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               July 7, 2004
                                     ----------------------------------------
                                                     (Date)


                                    PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated July 7, 2004, relating to the Common Stock par value $0.01 of Wilsons The Leather Experts Inc. shall be filed on behalf of the undersigned.


                                    PENINSULA CAPITAL ADVISORS, LLC

                                    By:  /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


                                    PENINSULA INVESTMENT PARTNERS, L.P.

                                    By:  Peninsula Capital Appreciation, LLC
                                         General Partner

                                    By: /s/ R. Ted Weschler
                                         ---------------------
                                         R. Ted Weschler
                                         Managing Member


July 7, 2004
--------------------
Date

                                    Exhibit B
                           Transactions in the Shares


Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


07/02/2004             12,820,513                   $1.95





03038.0001 #497353